Exhibit 99.3

TIKCRO TECHNOLOGIES LTD.

NOTICE OF

 2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2013 Annual Meeting of Shareholders (the “Meeting”) of Tikcro Technologies Ltd. (the “Company” or “Tikcro”) will be held on Thursday, December 26, 2013 at 3:00 p.m. (Israel time), at the law offices of Goldfarb Seligman & Co., Electra Tower, 98 Yigal Alon Street, Tel Aviv, Israel.

The agenda of the Meeting will be as follows:

(1)	election of Eric Paneth and Izhak Tamir to our Board of Directors;

(2)	reappointment of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global, as our independent auditors;

(3)	approval of a compensation policy; and

(4)	consideration of our financial statements.

Shareholders of record on November 25, 2013 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).  For this purpose seniority will be determined by the order in which the names stand in the Company’s Register of Members.

By Order of the Board of Directors,

Izhak Tamir Chairman of the Board

Dated:  November 21, 2013

TIKCRO TECHNOLOGIES LTD.

PROXY STATEMENT

           This Proxy Statement is furnished to the holders of Ordinary Shares, no par value (the “Ordinary Shares”), of Tikcro Technologies Ltd. (“Tikcro” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2013 Annual Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2013 Annual Meeting of Shareholders.  The Meeting will be held on Thursday, December 26, 2013 at 3:00 p.m. (Israel time), at the law offices of Goldfarb Seligman & Co., Electra Tower, 98 Yigal Alon Street, Tel Aviv, Israel.

The agenda of the Meeting will be as follows:

(1)	election of Eric Paneth and Izhak Tamir to our Board of Directors;

(2)	reappointment of Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global, as our independent auditors;

(3)	approval of a compensation policy; and

(4)	consideration of our financial statements.

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

           A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed.  Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than 72 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

           Proxies for use at the Meeting are being solicited by our Board of Directors. Only shareholders of record on November 25, 2013 will be entitled to vote at the Meeting. Proxies are being mailed to U.S. shareholders whose names appear in the records of the Company as of the record date, and will be solicited chiefly by mail.  However, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact.  We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

On October 31, 2013, 8,898,861 Ordinary Shares were outstanding, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders conferring in the aggregate 25% of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

OWNERSHIP OF ORDINARY SHARES

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of October 31, 2013 by each person who is known to own beneficially more than 5% of the outstanding ordinary shares.  The voting rights of all major shareholders are the same as for all other shareholders.

Identity of Person or Group	Number of Shares Owned	Percent of Class(1)
Steven N. Bronson(2)	1,500,094	16.9%
Eric Paneth	1,156,602	13.0%
Izhak Tamir	1,061,701	11.9%
Aviv Boim(3)	885,287	9.9%
  _______________
(1)	Based on 8,898,861 Ordinary Shares outstanding on October 31, 2013.
(2)
Includes (i) 1,400,422 ordinary shares held jointly by Mr. Bronson and his spouse, (ii) 58,806 ordinary shares held in Mr. Bronson's IRA and (iii) 40,866 ordinary shares held in Mr. Bronson's spouse's IRA (with respect to which Mr. Bronson has voting and dispositive power), based on a Schedule 13D/A filed February 5, 2013.  Mr. Bronson has undertaken to us not to vote in excess of 1,334,829 ordinary shares, or 14.9% of our outstanding shares, until the 30th day following the termination of a confidentiality and standstill agreement between us, dated February 1, 2013, which may be terminated by either party upon ten business days' notice.  Based on a Schedule 13D/A filed by Mr. Bronson on February 19, 2010, he beneficially owned 1,198,755 ordinary shares, or 13.9% of our outstanding shares, at that time.

(3)	Includes 47,549 restricted shares issued under the 2003 Plan.

Item 1 – Election of Directors

Our directors, other than external directors, are elected at each annual meeting of shareholders. At the Meeting, shareholders will be asked to re-elect Eric Paneth and Izhak Tamir to our Board of Directors. Mr. Paneth is paid an annual fee of NIS 27,770 (approximately $7,900) and a meeting participation fee of NIS 1,765 (approximately $500), subject to adjustments in the Israeli consumer price index, which is the 'fixed fee' set forth in the regulations promulgated under the Companies Law governing compensation to external directors. Mr. Tamir is paid only a participation fee in the amount of $1,000 for attendance at each meeting of the board of directors or a committee thereof, and does not receive any annual fee. Mr. Tamir does not receive any additional compensation for serving as our Chairman of the Board.

A brief biography of each nominee is set forth below:

Eric Paneth has served as one of our Directors since January 2000 and formerly served as our Chief Executive Officer from November 2008 to October 2010. Mr. Paneth also served as Chief Executive Officer of Orckit Communications Ltd. since it was co-founded by him and by Mr. Tamir in 1990 until September 2012 and as the Chairman of the Board of Directors of Orckit Communications Ltd. from 1990 to July 2008. He was again appointed as Orckit's Chairman of the Board in October 2012.  From 1975 until 1983, Mr. Paneth was a senior engineer in the Israeli Government, and from 1985 to 1990, he was a technical department head in the Israeli Government.  From 1983 until 1985, he was employed by Linkabit Inc. in San Diego, California.  Mr. Paneth holds an advanced engineering degree from the Technion.

Izhak Tamir has served as Chairman of our Board of Directors since January 2000 and formerly served as our Chief Executive Officer from August 2003 to December 2007. He has served as President and a Director of Orckit Communications Ltd. since it was co-founded by him and by Mr. Paneth in 1990 and as Orckit’s Chairman of the Board from July 2008 to September 2011.  Since September 2012, he has served as the Chief Executive Officer of Orckit. Mr. Tamir has served as Chairman of the Board of Orckit-Corrigent Ltd., a subsidiary of Orckit, since 2001 and as Chief Executive Officer of Orckit-Corrigent Ltd. since May 2007. He also served as a Director of Gilat Satellite Networks Ltd. from 2005 to 2012. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California.  From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq.  From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir holds an engineering degree from the Technion, and an M.B.A. from Tel Aviv University.

Required Approval

The election of the directors requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Eric Paneth be elected to the Board of Directors of the Company, effective immediately, until the next annual general meeting of the Company and until his respective successor is duly elected.

RESOLVED, that Izhak Tamir be elected to the Board of Directors of the Company, effective immediately, until the next annual general meeting of the Company and until his respective successor is duly elected.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 2 – Appointment of Independent Auditors

At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global, as our independent auditors until our next Annual Meeting of Shareholders. The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors. The auditors have no relationship to us or with any of our affiliates, except as auditors.

Required Approval

The appointment of our independent auditors requires the affirmative vote of a majority of shares present, in person or by proxy, and voting on the matter.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

 “RESOLVED, that Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global, be appointed as the independent auditors of the Company until the next annual general meeting of the Company and until their respective successors are duly elected; and

 RESOLVED, that the Board of Directors of the Company be authorized to fix the compensation of the independent auditors, or to delegate the Audit Committee thereof to do so.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 3 – Compensation Policy

Under a recent amendment to the Companies Law, public companies like us are required to adopt a policy governing the compensation of its officers and directors. In general, all elements of compensation approved after the adoption the company's compensation policy – including salary, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the compensation policy.

Pursuant to the Companies Law, the compensation policy must comply with specified criteria and guidelines and, in general, be based following consideration of, among others, the following factors: (i) promoting the company’s objectives, business plan and long term policy; (ii) creating appropriate incentives for the company’s officers and directors, considering, among others, the company's risk management policy; (iii) the company's size and nature of operations; and (iv) with respect to variable elements of compensation (such as bonuses), the individual's contribution to achieving corporate objectives and increasing profits, with a long-term view and in accordance with his or her role. A compensation policy is required to be approved by the board of directors, following the recommendation of the compensation committee, and by the shareholders, in that order.

Following the recommendation of our Compensation Committee, our Board of Directors has approved the Compensation Policy for Office Holders attached hereto as Annex A (the "Compensation Policy").  The Compensation Policy has a term of three years, but if we consummate a business combination, the Compensation Policy may have to be amended sooner to correspond to our new business.

Required Approval

Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on this matter, provided that either (i) the shares voted in favor of this matter include a majority of the shares voted by shareholders who do not have a "personal interest" in this matter or (ii) the total number of shares voted against this matter by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s voting power.

According to the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of an entity with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO, (ii) excludes an interest arising solely from the ownership of our Ordinary Shares. The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution.  Our Chief Executive Officer and directors are deemed to have a personal interest in this matter. Since it is highly unlikely that any of our public shareholders has a personal interest in this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do not have a personal interest in this matter. If you do have a personal interest, please notify the Company accordingly by fax at +972-9-744-2446 or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then notify the Company on your behalf.

According to the Companies Law, even if the shareholders do not approve the Compensation Policy, the Compensation Committee and the Board of Directors may thereafter approve the Compensation Policy, provided that they have determined based on detailed reasoning and a re-evaluation of the Compensation Policy, that the Compensation Policy is in the best interests of the Company despite the opposition of the shareholders.

The Proposed Resolution

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that the Compensation Policy, in the form attached as Annex A to the Company’s Proxy Statement, be, and it hereby is, approved.”

The Board of Directors recommends that the shareholders vote FOR approval of the foregoing resolution.

Item 4 – Consideration of Financial Statements

Our audited financial statements for the year ended December 31, 2012 are included in our annual report on Form 20-F which we filed with the Securities and Exchange Commission (SEC) on April 30, 2013.  You may read and copy this report without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our SEC reports are also available to the public at the SEC’s website athttp://www.sec.gov.  These reports are not a part of this Proxy Statement.  We will hold a discussion with respect to the financial statements at the Meeting.

This item will not involve a vote of the shareholders.

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors, Izhak Tamir Chairman of the Board

Dated:  November 21, 2013

Annex A

TIKCRO TECHNOLOGIES LTD.

Compensation Policy for Office Holders

Table of Contents

A.	Overview and Principles of the Compensation Policy
B.	Base Salary and Benefits
C.	Cash Bonuses
D.	Equity-Based Compensation
E.	Retirement Arrangements
F.	Director Compensation
G.	Exculpation, Indemnification and Insurance

A. Overview and Objectives of the Compensation Policy

1.             Introduction

1.1
This document is designed to define, describe and set forth the Compensation Policy of Tikcro Technologies Ltd. ("Tikcro" or the "Company") for the compensation of directors and executive officers of the Company (the "Office Holders").

1.2	The Compensation Policy has been prepared in accordance with the provisions of Section 267A of the Companies Law 5759– 1999 (the "Companies Law").

2.             Effectiveness of the Compensation Policy and amendments thereto

2.1
The Compensation Policy for Office Holders was approved by the Compensation Committee and the Board of Directors of the Company on November 17, 2013 [and by the General Meeting of the Shareholders of the Company on _____ __, ____].

2.2	The Compensation Policy shall be adjusted and approved from time to time according to the Company's discretion and applicable law.

2.3
Without derogating from the aforesaid, the Compensation Committee and the Board of Directors shall review the Compensation Policy, from time to time, and assess whether adjustments are necessary in order for it to comply with the provisions of the Companies Law, in light of any material developments that might have occurred since the time the Compensation Policy was adopted, or for any other reason;

2.4	This Compensation Policy shall apply to compensation agreements and arrangements that will be approved from the date on which this Compensation Policy is approved by the Company's shareholders.

2.5
Office Holders of the Company shall be entitled to compensation set forth in this Compensation Policy only upon a decision to grant such compensation and the specific approval of such decision by the requisite corporate bodies of the Company in accordance with applicable law.

3.             Principles of the Compensation Policy

3.1
The Compensation Policy is designed to assist the Company in promoting its objectives and work plans, and in providing proper incentives for its Office Holders to enhance the long-term financial value of the Company and its shareholders, while taking into consideration, among other things, .the Company's risk-management policy, its size and the nature of its operations, and the contribution of the Office Holder to the achievement of Company's objectives and the increase of its profits.

3.2
The compensation shall be determined in a manner that will preserve the competitiveness of the Company in recruiting and retaining quality personnel for senior management positions, while taking into account, among other factors, the compensation levels in the market.

3.3	The compensation shall be determined in a manner that will preserve the proper employment relations in the Company.

4.             Company compensation instruments

4.1	Base salary, benefits and perquisites;

4.2	Cash bonuses;

4.3	Equity-based compensation;

4.4	Retirement arrangements.

5.             Ratio between fixed and variable compensation

5.1	Upon determining Office Holder's overall compensation, the ratio between the fixed components and the variable components shall be considered.

5.2
The proportion of the variable components1 out of the total annual compensation paid to an Office Holder in any year shall not exceed 90%, and may vary from one Office Holder to another. With respect to the cash bonus under Section 4.2 above, it is understood that in a year in which the goals were not achieved, the proportion of the variable compensation will be lower.

6.	Ratio between overall compensation of Office Holders and the salary of the other employees of the Company

6.1
The Office Holders at the date on which this Compensation Policy is adopted are the Chairman of the Board, the other members of the Board of Directors, the Chief Executive Officer (CEO), who is acting as Chief Financial Officer (CFO). As of the date of adoption of this policy there are no other Office Holders.

6.2
If the Company will employ employees that are not Office Holders, in the process of determining the compensation of Office Holders under this Compensation Policy, the ratio between total compensation of the Office Holders and the total compensation of the other employees of the Company (including subcontractors), and specifically the average compensation and median compensation of the other employees (including subcontractors), will be examined, and the effect of such ratio on the labor relations in the Company will be examined.

1  The value of equity-based compensation shall be calculated as specified in Section 14.1 below.

6.3	At the time of adoption of the Compensation Policy there are no employees of the Company other than Office Holders.

 B. Base Salary and Benefits

7.	Principles for the determination, reassessment and adjustment of the base salary

7.1
The base salary of the Office Holder shall be individually determined according to his role, type of activity, scope of responsibility, job capacity, seniority and prior employment agreements. In addition, the educational background, skills, expertise, prior professional experience and achievements of the Office Holder shall be taken into account.

7.2	If needed, as an additional helpful tool in determining an Officer Holder's base salary, a comparison shall be made to the compensation level for similar positions in similar companies.

7.3	Such comparison shall refer to all compensation instruments and shall include, among other things, the following (to the extent the data is available):

7.3.1	The range of the base salary and benefits for similar positions;

7.3.2	The range of annual cash bonuses; and

7.3.3	The range of equity-based compensation.

7.4	The fixed monthly salary paid to Company's Office Holders may be linked to the consumer price index.

7.5
For purposes of the Company's long-term retention of its Office Holders, the fixed salary of the Office Holders shall be revaluated from time to time, and if necessary, compared to the relevant market for similar positions. If necessary, a proposal for the adjustment of the salary of Office Holders (or some of them) shall be prepared and brought to the approval of the Company's authorized corporate bodies.

7.6	In addition, upon joining the Company, an Office Holder may be entitled to a one time signing bonus in the form of cash or equity-based compensation.

8.	Benefits

8.1
The Office Holders in the Company may be entitled to social benefits and perquisites pursuant to law and comparable with customary practice of the Company and other companies in similar fields as the Company's, such as vacation days, sick days, education fund, other contributions (pension fund or manager's insurance), severance pay, disability insurance, convalescence pay, etc.

8.2
In addition, the Office Holders may be entitled to additional benefits in accordance with the Company's customary practice and that of other similar companies, including car, phone, communication and computer, contributions to education, reimbursement for room and board, journals, reimbursement business expenses and continuing professional education, grossing up, etc. Such additional benefits shall not exceed 20% of the fixed salary.

C. Annual Bonus

9.	Computation of an Office Holder's cash bonus

9.1
An Office Holder may be entitled to an annual bonus which may be determined in whole or in part, among other things, by a percentage of the Company's profit and a percentage of the Company's revenues, and the number or amounts of funding transactions or amount of funds raised, or any other type of proceeds, or by non quantative parameters, provided that the latter portion shall not exceed 30% of the annual bonus.

9.2	In any event, the annual bonus of an Office Holder in any given year shall not exceed 3X (300%) of the amount of the Office Holder's annual salary.

10.	Board of Directors discretion to reduce the amount of the cash bonus

10.1
The Compensation Committee and the Board of Directors shall have the authority to reduce the amount of the annual bonus of an Office Holder by up to 10% in any given year in the event of special circumstances and after considering the business and the financial condition of the Company and the performance of the Office Holder.

 11. "Clawback" of annual bonus in the event of a restatement of financial statements

11.1
The Office Holder shall repay to the Company all or part of his bonus, if received, in the event that it was later discovered that such bonus was based on financial information which turned out to be incorrect, and which was later restated in the Company's financial statements during a period of two annual financial statement immediately after the approval date of such annual bonus. The amount of the bonus to be repaid shall be equal to the portion of the bonus that was granted due to such error. It is clarified, that if the portion of the bonus subject to the repayment is lower than 10% of the overall bonus for such year, the Office Holder will not be required to repay it. This same treatment shall apply reciprocally if the amount paid was lower than the amount due under such restated annual financial statement.

11.2
Notwithstanding the foregoing, a restatement of the Company's financial statements as a result of a change in law, regulations or accounting principles, which change occurred after the date of the publication of the Company's financial statements for such fiscal year, shall not be deemed as a restatement for purposes of Section 11.1.

D. Equity-Based Compensation

12.           The objective of equity-based compensation

12.1
The Company may offer, as a part of the overall compensation package of Office Holders, equity-based compensation which aims to motivate the Office Holders to contribute also to the Company's future success, which success is expected to be expressed in, among other things, long-term business results and the Company's share price, thereby promoting the Company's interests and enhancing its long-term profits.

12.2	In addition, the equity-based compensation is intended to provide an incentive for the Company's long-term employment of talented, experienced and capable Office Holders.

12.3
Office Holders of the Company may be entitled to equity-based compensation in the form of options exercisable into the Company's shares, restricted share units, shares, "phantom" plans of the said securities, etc.

 13.          The equity-based compensation mechanism

13.1
The equity-based compensation shall be determined on an individual basis while taking into account, among other things, the Office Holder's educational background, professional experience, role and area of responsibility in the Company, contribution to the Company, performance, and entitlement to an annual bonus.

13.2	Generally, the vesting period for the equity-based compensation of an Office Holder shall be at least 3 (three) years.

13.3	The exercise price of any options that are granted as part of the equity-based compensation of an Office Holder shall be equal to or greater than the Company's share price on the date of grant.

13.4	The term of any equity based compensation shall not exceed ten (10) years from the grant date.

14.           A cap for the equity-based compensation

14.1
In any event, the economic value (determined according to a customary valuation methodology) of the equity-based compensation granted to an Office Holder, at the time of grant of such equity-based compensation, with respect to one year of vesting (on a linear basis), shall not exceed the amount of five (5) annual salaries of such Office Holder.

14.2
The Compensation Committee and the Board of Directors examined the possibility of setting a maximum limit for the equity-based compensation at the time of exercise and determined that such a limit would not be desirable for the Company, among other reasons, because it is inconsistent with the underlying goals of equity-based compensation.

15.           Acceleration and exercise of equity-based compensation

15.1	The Board of Directors may, following approval by the Compensation Committee, extend the period of time in which an equity-based award is to remain valid.

15.2
The Board of Directors may, following approval by the Compensation Committee, make provisions with respect to the vesting and/or the acceleration of any Office Holder's equity-based compensation, including and without limitation, in connection with a change of control of the Company and termination or retirement.

E. Retirement Arrangements

16.           General guidelines for retirement arrangements

An Office Holder shall be entitled to retirement payments as provided by applicable law (e.g., severance pay).

17.           Advance notice and transition period

17.1
Upon determining an Office Holder's retirement arrangement that is greater than that required by applicable law, to the extent such arrangements are determined, consideration shall be given to, among other things, the period of service or employment of the Office Holder, the terms of service or employment during such period, the Company's performance during such period, the Office Holder 's contribution to the achievement of the Company's objectives and to the maximization of its profits, and the particular circumstances of termination of employment or service.

17.2
An Office Holder shall be entitled to an advance notice period of up to 6 months. During such advance notice period, the Office Holder will be required to continue providing his services to the Company, unless the Company decides otherwise, in which case he will be entitled to all of the compensation terms during the advance notice period, without change.

17.3
The Company's authorized corporate bodies may approve, in the framework of the Office Holder's employment agreement, an additional transition period of up to 6 months for an Office Holder. During such transition period, an Office Holder may only be entitled to base salary and benefits.

F. Director Compensation

The members of Company's Board of Directors shall be entitled to compensation in the form of cash and/or equity, provided that the compensation does not exceed the maximum amount permitted by the Companies Regulations (Rules on Remuneration and Expenses of External Directors).

G. Exculpation, Indemnification and Insurance

In addition to the compensation package provided in accordance with this Compensation Policy and subject to the approval by the authorized corporate bodies of the Company, the Office Holders of the Company (including directors) will be entitled to directors and officers liability insurance, as well as indemnification and exculpation arrangements, all pursuant to applicable law. With respect to directors and officers liability insurance, coverage shall not exceed USD $20 million and the annual premium paid by the Company shall not exceed USD $175,000 (the deductible should be in accordance with similar insurance policies of its kind).